

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Mr. Kevin Bastien
The Jones Financial Companies, L.L.L.P.
12555 Manchester Road
Des Peres, Missouri 63131

      Re: **The Jones Financial Companies, L.L.L.P.**
                  Form 10-K for the year ended December 31, 2009
                  File No. 0-16633

Dear Mr. Bastien:

      We have completed our review of the above referenced filing and have no further comments at this time.

                      Sincerely,

                      Kevin Woody
                      Branch Chief